                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                               (Amendment No. 1)

                            The MicroCap Fund, Inc.
                                (Name of Issuer)

                          Common Stock, $.01 par value
                         (Title of Class of Securities)

                                   594949  0
                                  -----------
                                 (CUSIP Number)

                             Jacqueline K. Levings
                                250 N. Rock Road
                                   Suite 250
                               Wichita, KS 67206
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                              and Communications)

                                   Copies to:
                              Eric A. Stern, Esq.
                                Latham & Watkins
                         1001 Pennsylvania Avenue, N.W.
                                   Suite 1300
                            Washington, D.C.  20004

                                 March 29, 1996
                                 --------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box: /___/

Check the following box if a fee is being paid with the statement:  /___/


                               Page 1 of 5 Pages
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                                  SCHEDULE 13D

CUSIP No. 594949 0                               Page 2 of 5 Pages

1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Robert L. Priddy

2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                     (a)  / X  /
                                                                           ----
                                                                     (b)  /____/

3)   SEC USE ONLY

4)   SOURCE OF FUNDS

          PF

5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)   (e)  /____/

6)  CITIZENSHIP OR PLACE OR ORGANIZATION
          United States

                                    7)  SOLE VOTING POWER
                                        128,600
NUMBER OF                           8)  SHARED VOTING POWER
SHARES                                  4,000
BENEFICIALLY                        9)  SOLE DISPOSITIVE POWER
OWNED BY EACH                           128,600
REPORTING
PERSON WITH                        10)  SHARED DISPOSITIVE POWER
                                        4,000

11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          150,100 (including 17,500 common stock issuable upon conversion of preferred stock)

12) CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDED CERTAIN
                                                   SHARES   /____/

13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    7.0%

14) TYPE OF REPORTING PERSON

          IN

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Schedule 13D

          Pursuant to Rule 13d-2 and on behalf of Robert L. Priddy (the "Reporting Person"), we hereby file with the Securities and Exchange Commission via EDGAR Amendment No. 1 to Schedule 13D filed by the Reporting Person which amends the Schedule 13D filed January 17, 1996 relating to the Common Stock of MicroCap Fund, Inc.

Item 1.   Security and Issuer

          No Change


Item 2.   Identity and Background

          No Change


Item 3.   Source and Amount of Funds or Other Consideration

          No Change


Item 4.   Purpose of Transaction

               The Reporting Person plans to nominate individuals for Board of Directors. The Reporting Person believes such nominees would support actions to increase shareholder value and reduce the discount between the market price of the Common Stock and its net asset value per share, including such material actions as a change in the dividend policy of the Company, converting the fund to an open-end fund, liquidation of a material amount of the Company's assets, and a merger, reorganization or liquidation of the Company.

               The Reporting Person may acquire additional shares of Common Stock or other securities of the Company or sell or otherwise dispose of any or all of the shares of Common Stock or other securities of the Company beneficially owned by him. The Reporting Person may take any other action with respect to the Company or any of its debt or equity securities in any manner permitted by law.

               Except as disclosed in this Item 4 and previously disclosed in the prior Schedule 13D filed by the Reporting Person, the Reporting Person has no current plans or proposals which relate to or would result in any of the events described in Items (a) through (j) of the instructions of Item 4 of Schedule 13D.

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Item 5.   Interest in Securities of the Issuer.

     A.   Amount Beneficially Owned and Percent of Class:

               150,100 (including 17,500 common stock issuable upon conversion of preferred stock)
               7.0%


     B.   Number of shares to which such person has:

          (i)  sole power to vote or to direct the vote:

                    128,600


          (ii) shared power to vote or to direct the vote:

                    No Change

          (iii)  sole power to dispose or to direct the
                 disposition of:

                    128,600

          (iv) shared power to dispose or to direct the disposition of:

                    No change

     C. Description of any transactions effected during past 60 days. The following open market purchases were made:

                    2-03-96     2,500 shares at $5.06 per share
                    2-22-96     2,500 shares at $5.00 per share
                    2-26-96     7,500 shares at $5.00 per share
                    3-8-96      3,600 shares at $5.00 per share

     D.   Power to Direct the Receipt of Dividends other than Reporting Person.

               Not Applicable

     E.   Date Reporting Person Ceased to be 5% Beneficial Owner

               Not Applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer:

          Reporting Person and Cramer Rosenthal McGlynn, Inc. ("CRM") have entered into an oral agreement with Geller & Friend Capital Partners, Inc. ("GFCP") to the effect that GFCP will assist the Reporting Person and CRM in connection with accomplishing the purposes set forth in
          Item 4. As consideration for this agreement, the Reporting Person and CRM have agreed to pay GFCP a

                                       4
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          percentage of the profits realized as a result of such efforts as follows: 10% of such profits up to $7.00 per share, and above $7.00 per share, 20% of such profits (assuming for the purpose of these calculations, that the value per share on the date of such agreement was $5.00). In addition, the Reporting Person and CRM have agreed to share out-of-pocket expenses incurred in connection with the activities contemplated by the agreement.

          No written agreement exists with respect to the above described agreement between and among the Reporting Person, CRM and GFCP. However, it is contemplated that such written agreement, if developed, would be filed promptly as an exhibit.

          GFCP and CRM may be deemed to comprise a "group" with respect to the securities of the issuer. A Schedule 13D relating to the Reporting Persons composed of Priddy, GFCP, CRM, Pergament, Cramer, the Ingleside Company, Rosenthal and Goodness Gardens Inc. will be filed pursuant to Rule 13d-1.

Item 7.   Material to be Filed as Exhibits:

               Not Applicable



                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct:


                         April 2, 1996
                         ______________________________
                         (Date)


                         ______________________________
                         (Signature)


                         Robert L. Priddy
                         ______________________________
                         (Name)

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